UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	October 28, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

THIRD QUARTERLY REPORT 2008

This announcement is made by China Eastern Airlines Corporation Limited pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of China Eastern Airlines Corporation Limited for the third quarter of 2008 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2008 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

Hu Honggao, an independent non-executive director, authorized Xie Rong, an independent non-executive director, to vote for him. Zhou Ruijin, an independent non-executive director, authorized Xie Rong, an independent non-executive director, to vote for him.

Mr. Li Fenghua, chairman of the Board of the Company and person-in-charge of the Company, Mr. Cao Jianxiong, president of the Company and officer-in-charge of accounting, Mr. Luo Weide, chief financial officer, and Mr. Wu Longxue, general manager of the accounting department and officer-in-charge of the accounting department (accounting officer), hereby declare that the financial report forming part of this quarterly report is true and complete.

2.	BASIC PARTICULARS OF THE COMPANY

2.1 Main accounting data and financial indicators
Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year(%)

Total assets (RMB’000)	75,471,082	67,141,714	12.41
Owners’ equity (or shareholders’ equity) (RMB’000)	528,337	2,862,865	-81.54
Net earnings per share attributable to the shareholders of listed company (RMB)	0.1086	0.5882	-81.54

	From the beginning of the year to the end of the reporting period (January to September)		Increase/decrease compared with the same period last year(%)
Net cash flow generated from operating activities (RMB’000)		1,657,949	-69.79
Net cash flow generated from operating activities per share (RMB)		0.3407	-69.79

	Reporting period (July to September) last year (%)	From the beginning of the year to the end of the reporting period (January to September)	Increase/decrease for the reporting period compared with the same period

Net profit attributable to shareholders of listed company (RMB’000)	-2,333,847	-2,292,226	-339.01
Basic earnings per share (RMB)	-0.4795	-0.4710	-339.01
Basic earnings per share after non-recurring gains and losses (RMB)	-	-0.5642	-
Diluted earnings per share (RMB)	-0.4795	-0.4710	-339.01
Return on net assets (fully diluted) (%)	-441.73	-433.86	Decreased by 465.3 percentage points
Return on net assets (fully diluted) after deducting non-recurring losses (%)	-447.09	-519.73	Decreased by 467.34 percentage points

Non-recurring gains or losses	From the beginning of the year to the end of the reporting period
(January to September) (RMB’000)
Excluding method: consolidated exclusion

Gains or losses from disposal of non current assets	334,378
Net non-operating income other than the aforementioned items	-15,817
Subsidy income	210,508
Impact of the aforementioned items on minority shareholders	-75,347
Total	453,722

2.2 The total number of the Company’s shareholders and the shareholdings of the 10 largest holders of shares not subject to selling moratorium as at the end of the reporting period
Unit: Shares

Total number of shareholders as at the end of the reporting period		190,700

Shareholdings of the 10 largest holders of circulating shares not subject to selling moratorium

Name of shareholders (in full)	Number of circulating shares not subject to selling moratorium held at the end of the period	Class

HKSCC NOMINEES LIMITED	1,544,701,139	Overseas listed foreign shares

TEMASEK FULLERTON ALPHA PTE LTD	9,999,969	RMB ordinary shares
UBS AG	8,030,924	RMB ordinary shares

MORGAN STANLEY & CO. INTERNATIONAL PLC.	6,499,420	RMB ordinary shares
	4,800,902	RMB ordinary shares
	3,164,833	RMB ordinary shares
ARSENTON NOMINEES LIMITED	1,500,000	Overseas listed foreign shares

	1,430,098	RMB ordinary shares
	1,137,588	RMB ordinary shares
DEUTSCHE BANK AKTIENGESELLSCHAFT	1,028,965	RMB ordinary shares

3.	IMPORTANT MATTERS

3.1 The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

☒ Applicable  ☐  Not applicable

1. Balance Sheet Items (RMB’000)	Balance as at the end of the period	Balance as at the beginning of the year	Increase/ decrease	Reasons for the change
Monetary fund	4,853,225	2,127,691	128%	Note 1
Tradable financial assets	149,209	95,547	56%	Note 2
Prepayments	803,257	382,031	110%	Note 3
Dividends receivable	490	3,917	-87%	Note 4
Long-term equity investments	1,403,725	990,758	42%	Note 5
Amortization of long-term payment	311,705	219,041	42%	Note 6
Tradable financial liability	107,579	41,796	157%	Note 7
Bill payables	2,152,034	1,615,773	33%	Note 8
Trade payables	10,732,153	7,159,660	50%	Note 9
Receivables in advance	68,134	131,212	-48%	Note 10
Interest payables	257,594	393,092	-34%	Note 11
Other current liabilities	-14,670	21,011	-170%	Note 12
Undistributed profit	-5,554,030	-3,261,804	70%	Note 13
Total owner’s equity attributable to the parent	528,337	2,862,865	-82%	Note 14

2. Income Statement Items (RMB’000)	Amount for the period	Amount for the corresponding period of the previous year	Increase/ decrease	Reasons for the change
Financial expenses, net	442,632	127,017	248%	Note 15
Impairment loss on assets	-3,658	16,500	-122%	Note 16
Gains on changes in fair value	-270,806	20,425	-1426%	Note 17
Investment gains/(losses)	11,397	33,897	-66%	Note 18
Non-operating income	32,882	78,171	-58%	Note 19

3. Cash Flow Statement Items (RMB’000)	Amount for the period	Amount for the corresponding period of the previous year	Increase/ decrease	Reasons for the change
Other cash received relating to operating activities	471,691	918,028	-49%	Note 20
Cash payment to and for employees	4,337,868	2,801,909	55%	Note 21
Other cash paid relating to operating activities	1,005,062	488,150	106%	Note 22
Cash received from recovery of investments	38,972	-	-	Note 23
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,797,704	51,940	3361%	Note 24
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	6,422,700	2,004,339	220%	Note 25
Cash paid for acquisition of investments	384,186	92,415	316%	Note 26
Cash received from borrowings	21,164,117	12,115,147	75%	Note 27
Effect of foreign exchange rate changes on cash and cash equivalents	-54,791	116,198	-147%	Note 28

Note 1: Increase of bank deposit;

Note 2: This item shall be analysed after consolidation with tradable financial liability, and the amount after consolidation is not substantially different as compared to the amount at the beginning of the year;

Note 3: Increase in prepayments for the purchase of fixed assets;

Note 4: Dividends received from associated companies;

Note 5: Additional investments in, among others, Xingfu Airlines;

Note 6: Increase in, among others, modification fees for aircraft under operating leases;

Note 7: This item shall be analysed after consolidation with tradable financial assets, and the amount after consolidation is not substantially different as compared to the amount at the beginning of the year;

Note 8: Increase in the business volume of bill payables;

Note 9: Increase in, among others, aircraft fuel charges and take-off and landing charges;

Note 10: Decrease in the proceeds from the sales in advance of carriage;

Note 11: Decrease in long-term borrowings;

Note 12: Deferred loss incurred from sales & leaseback;

Note 13: Increase in losses;

Note 14: Increase in losses;

Note 15: Increase in exchange losses;

Note 16: Writing off of bad loan losses;

Note 17: Losses in option contracts for aircraft fuel due to the fluctuations of the crude oil price;

Note 18: Dissatisfactory performance of associate companies invested;

Note 19: Decrease of other non-operating income;

Note 20: Decrease of subsidy income;

Note 21: Increase in salary and social security fund;

Note 22: Increase in other operating expenses paid;

Note 23: Disposal of investment companies;

Note 24: Fixed asset disposal income derived from sales & leaseback of cargo carriers;

Note 25: Increase in newly purchased aircraft;

Note 26: Additional investments in, among others, Xingfu Airlines;

Note 27: Increase in total borrowings;

Note 28: Increase in exchange losses.

3.2 Analysis of the progress of other significant events and their effects and proposed solutions

☐ Applicable  ☒  Not applicable

3.3 The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

☒ Applicable  ☐  Not applicable

The share reform was completed by the Company on 12 January 2007. China Eastern Air Holding Company undertakes that:

(1)	the original non-circulating shares of the Company held by it shall not be listed and traded within 36 months from the day of the implementation of the share reform plan; and

(2)	shall bear all the expenses in relation to the share reform plan.

The shareholder of non-circulating shares of the Company represented that it shall perform the undertakings in good faith and accept relevant legal responsibilities. Unless the transferee(s) is/are willing and able to accept the responsibilities of the undertakings, the shareholder of non-circulating shares of the Company shall not transfer any shares held.

Status of implementation: faithfully implemented.

3.4 Warnings of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

☒ Applicable  ☐  Not applicable

The Company recorded a greater loss in the third quarter of 2008. As the fourth quarter is the traditional off-season for the aviation industry and the demands in the aviation markets may not be revived in the near future, the Company expects to record a loss for the year 2008.

3.5 Particulars of Securities investment

☒ Applicable  ☐  Not applicable

No. Stock code	Stock short name	Number of shares held at the end of the reporting period (shares)	Initial cost of investment	Carrying amount at the end of the reporting period	Carrying amount at the beginning of the reporting period	Item for accounting purpose
			(RMB)	(RMB)

1 600377	JS Co, Ltd.	200,000	360,000	360,000	-	Financial assets available for sale

2 000563		216,000	203,040	203,040	-	Financial assets available for sale

Total		-	563,040	563,040	-	-

By order of the Board of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Li Fenghua
Chairman

The directors of the Company as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
28 October 2008